Exhibit (a)(5)(I)

EFiled: Sep 29 2015 12:58PM EDT Transaction ID 57933957 Case No. 11553-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JASON HOLYSZKO AND RUSSELL	)
WITTKOPP, on Behalf of Themselves	)
and All Others Similarly Situated,	)
)
Plaintiffs,	)
)
v.	)	Civil Action No.
)
BLYTH, INC., ROBERT B.	)
GOERGEN, ROBERT B. GOERGEN	)
JR., JANE DIETZE, ANDREW	)
GRAHAM, BRETT M. JOHNSON,	)
ILAN KAUFTHAL, HOWARD E.	)
ROSE, JAMES WILLIAMS, THE	)
CARLYLE GROUP LP, CB SHINE	)
HOLDINGS, LLC, and CB SHINE	)
MERGER SUB, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiffs Jason Holyszko and Russell Wittkopp (“Plaintiffs”) allege the following on information and belief, except as to the allegations specifically pertaining to Plaintiffs, which are based on personal knowledge.

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of Blyth, Inc. (“Blyth” or the “Company”) against Blyth’s Board of Directors (the “Board”), to enjoin a proposed transaction announced on August 31, 2015 (the “Proposed Transaction” or “Merger”), pursuant to which Blyth will be acquired by

The Carlyle Group LP (“Carlyle Group”) and its affiliates for grossly inadequate consideration and in breach of the Individual Defendants’ (as defined below) fiduciary duties.

2. Specifically, on August 30, 2015, the Board, controlled by Robert B. Goergen (“Goergen”) and his family (the “Goergen Family”), caused Blyth to enter into an agreement and plan of merger (the “Merger Agreement”) with CB Shine Holdings, LLC (“Parent”) and CB Shine Merger Sub, Inc. (“Merger Sub,” and together with Parent and Carlyle Group, “Carlyle”). Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer to acquire all of Blyth’s outstanding common stock (the “Tender Offer”) for $6.00 per share in cash, totaling approximately $98 million (the “Merger Price”).

3. The Proposed Transaction will be governed by Section 251(h) of the Delaware General Corporation Law, with no stockholder vote required to consummate the Merger if a majority of Blyth’s outstanding common stock is tendered in the Tender Offer. The Tender Offer commenced on September 14, 2015, and ends at 11:59 PM on October 13, 2015.

4. In connection with the Proposed Transaction, the Goergen Family, particularly Goergen and his son, Robert B. Goergen Jr. (“Goergen Jr.” and together with Goergen, the “Goergens”), have agreed to support the Tender Offer pursuant to a Tender and Support Agreement dated August 30, 2015 (the “Support Agreement”).

5. Moreover, the Goergens have negotiated for themselves greater benefits than are available to the Company’s public stockholders, likely including Goergen Jr.’s continued employment and lucrative ongoing compensation. Despite this obvious conflict, the Board failed to appoint a special committee of independent directors to oversee and negotiate the transaction.

6. The Merger Price is grossly inadequate and substantially undervalues Blyth, whereby the Merger Price: (1) is significantly less than what Blyth’s common stock was trading at as recent as July 2, 2015, when the stock closed at $6.05 per share; (2) is substantially less than where Blyth’s common stock was consistently trading prior to June 30, 2015; (3) is a significant discount to Blyth’s 52-week high closing price of $10.27 per share on November 26, 2014; (4) is below the 52-week average of $7.46 per share; and (5) is significantly below the offer price of $16.75 per share of common stock offered by CVSL Inc. (“CVSL”) on October 29, 2013.

7. As to the process, in agreeing to the Merger at $6.00 per share, the Board members breached their fiduciary duties to the Company’s public stockholders. Specifically, among other things, the Board agreed to an unfair price and forced the Merger through without the appointment of or recommendation by a special committee of independent directors, and conditioned the Merger on the tender of “a majority of Blyth’s outstanding shares,” with the full knowledge that the Goergen Family owns 43% of the Company’s outstanding common stock and the Goergens had negotiated personal benefits for themselves. Further Carlyle aided and abetted the Individual Defendants’ breaches of fiduciary duties.

8. To induce stockholders to tender their shares in the Tender Offer, Defendants (as defined below) caused to be filed with the United States Securities and Exchange Commission (“SEC”) on September 15, 2015, an inadequate and misleading Schedule 14D-9 (the “Recommendation Statement”). As detailed herein, the Recommendation Statement deprives Blyth stockholders of the ability to make an informed decision about whether to tender their shares in the Tender Offer or instead seek appraisal of their shares. In particular, the Recommendation Statement omits the following, among others: (1) the events and circumstances leading up to the Proposed Transaction, including management projections and valuations; (2) the metrics and assumptions utilized in the Discounted Cash Flow (“DCF”) analysis; (3) the selection criteria and certain metrics associated with Houlihan Lokey’s (“Houlihan”) Selected Public Company Trading Analysis; and (4) the selection criteria and certain metrics associated with Houlihan’s Precedent Transaction Analysis.

9. Based on the Board’s breach of fiduciary duties, Plaintiffs and all other Blyth stockholders stand to suffer irreparable harm. Accordingly, Plaintiffs seek enjoinment of the Proposed Transaction or, alternatively, rescission or rescissory damages in the event Defendants are able to consummate the Merger.

PARTIES

10. Plaintiffs are, and have been at all relevant times, the owners of Blyth common stock.

11. Blyth is a Delaware corporation and maintains its principal executive offices at 1 East Weaver Street, Greenwich, Connecticut 06831. The Company is a leading marketer of candles, home fragrances, and home décor products. Blyth’s common stock is traded on the NYSE under the ticker symbol “BTH.” As of July 31, 2015, the Company had approximately 16.1 million shares of common stock outstanding.

12. Defendant Goergen is the Founder of the Company and its largest stockholder. Defendant Goergen has been the Chairman of the Board since its inception in 1977, served as Blyth’s Chief Executive Officer (“CEO”) from 1978 until November 2013, and served as President from March 1994 to March 2014. Upon consummation of the Merger, Defendant Goergen will receive approximately $24 million from the immediate receipt of his personal Blyth equity awards. Additionally, upon the consummation of the Proposed Transaction,

Goergen will be jointly entitled to approximately $1.1 million and $9.3 million from his beneficial ownership of Blyth common stock through the Goergen Foundation and Ropart Investments LLC (“Ropart”), respectively. Goergen’s wife will also be entitled to approximately $1.3 million.

13. Defendant Goergen Jr. has been the Company’s President and CEO since November 2013, when he also joined the Board as a director. Upon consummation of the Merger, Defendant Goergen, Jr. will receive approximately $2.44 million from the immediate vesting and receipt of his personal Blyth stock options and or restricted stock units. Additionally, upon the consummation of the Proposed Transaction, Defendant Goergen Jr. will be jointly entitled to approximately $1.1 million and $9.3 million from his beneficial ownership of Blyth common stock through the Goergen Foundation and Ropart, respectively. Defendant Goergen Jr.’s wife will also be entitled to approximately $68,000.

14. Defendant Jane Dietze (“Dietze”) is and has been a director of Blyth since March 2014, and previously served on the Board from April 2012 until November 2012. Upon consummation of the Merger, Defendant Dietze will receive approximately $18,000 from the immediate vesting and receipt of her Blyth equity awards. Defendant Dietze is a member of the Audit Committee.

15. Defendant Andrew Graham (“Graham”) is and has been a director of Blyth since August 2013. Upon consummation of the Merger, Defendant Graham will receive approximately $27,000 from the immediate vesting and receipt of his Blyth equity awards. Defendant Graham is a member of the Audit Committee and the Nominating & Corporate Governance Committee.

16. Defendant Brett M. Johnson (“Johnson”) is and has been a director of Blyth since May 2012. Upon consummation of the Merger, Defendant Johnson will receive approximately $13,500 from the immediate vesting of his Blyth equity awards. Defendant Johnson is Chair of the Compensation Committee.

17. Defendant Ilan Kaufthal (“Kaufthal”) is and has been a director of Blyth since February 2012. Upon consummation of the Merger, Defendant Kaufthal will receive approximately $13,500 from the immediate vesting of his Blyth equity awards. Defendant Kaufthal is Chair of the Nominating & Corporate Governance Committee and a member of the Compensation Committee.

18. Defendant Howard E. Rose (“Rose”) is and has been a director of Blyth since 1998. Upon consummation of the Merger, Defendant Rose will receive approximately $72,000 from the immediate vesting of his Blyth equity awards. Defendant Rose is Chair of the Audit Committee and is a member of the Nominating & Corporate Governance Committee.

19. Defendant James Williams (“Williams”) is and has been a director of Blyth since August 2014. Upon consummation of the Merger, Defendant Williams will receive approximately $18,000 from the immediate vesting of his Blyth equity awards. Defendant Williams is a member of the Compensation Committee.

20. Defendants Goergen, Goergen, Jr., Dietze, Graham, Johnson, Kaufthal, Rose, and Williams are collectively referred to herein as the “Individual Defendants.”

21. Defendant Parent is a Delaware corporation with its corporate headquarters located at 1001 Pennsylvania Avenue, NW, Washington, DC 20004-2505.

22. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Parent.

23. Defendant Carlyle Group is a global alternative asset manager. As of June 30, 2015, Carlyle Group had $193 billion of assets under management across 128 funds and 159 fund of funds vehicles. The Company provides investment advice to funds and other vehicles across a range of industries, geographies, asset classes, and investment strategies. Carlyle Group is a publicly traded company, incorporated in Delaware and headquartered in Washington, DC, with principal executive offices at 1001 Pennsylvania, NW, Washington, DC 20004. Carlyle common stock trades on the NASDAQ under the symbol “CG.”

24. The Individual Defendants, together with Carlyle, are collectively referred to herein as “Defendants.”

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25. The Individual Defendants, as officers and/or directors of a publicly-traded corporation, have a fiduciary relationship with Plaintiffs and other public stockholders of Blyth and owe them the highest obligations of good faith, loyalty, due care, and full and candid disclosure, as well as a duty to maximize stockholder value on a sale of the Company.

26. To comply diligently with their fiduciary duties, the Individual Defendants may not take any action that:

a. Adversely affects the value provided to the Company’s stockholders;

b. Favors themselves or will discourage or inhibit alternative offers to purchase control of the Company or its assets;

c. Contractually prohibits them from complying with their fiduciary duties;

d. Will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the Company’s stockholders; and/or

e. Will provide them with preferential treatment at the expense of, or separate from, the public stockholders.

27. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and/or officers of Blyth, are obligated to refrain from:

a. Participating in any transaction where their loyalties are divided;

b. Participating in any transaction where they receive, or are entitled to receive, a personal financial benefit not equally shared by the public stockholders of the Company; and/or

c. Unjustly enriching themselves at the expense or to the detriment of the public stockholders.

28. The Individual Defendants owe Plaintiffs and other public stockholders a duty of candor, including the disclosure of all material facts concerning the Proposed Transaction, and ensuring that all disclosed facts are not materially misleading, including the fairness of the price offered for the stockholders’ equity interest.

29. Each of the Individual Defendants, by reason of their management position and/or membership on the Board, had the power and influence, and exercised the same, to cause Blyth to engage in the wrongful practices complained of herein. Furthermore, by reason of their positions, the Individual Defendants were in possession of private corporate information concerning Blyth’s assets, business, and future outlook, creating an imbalance and disparity of knowledge and economic power between them and the public stockholders of Blyth.

30. Plaintiffs allege herein that the Individual Defendants, aided and abetted by Carlyle, breached their fiduciary duties to the Company’s public stockholders by committing, causing, permitting to be committed, or ratifying the acts complained of herein.

CLASS ACTION ALLEGATIONS

31. Plaintiffs bring this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of themselves and the other public stockholders of Blyth (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

32. This action is properly maintainable as a class action.

33. The Class is so numerous that joinder of all members is impracticable. As of July 31, 2015, there were approximately 16,138,413 shares of Blyth common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

34. Questions of law and fact are common to the Class, including, among others: (i) whether Defendants have breached their fiduciary duties owed to Plaintiffs and the Class and/or aided and abetted such breaches; and (ii) whether Defendants will irreparably harm Plaintiffs and the other members of the Class if Defendants’ conduct complained of herein continues.

35. Plaintiffs have committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs’ claims are typical of the claims of the other members of the Class and Plaintiffs have the same interests as the other members of the Class. Accordingly, Plaintiffs are adequate representatives of the Class and will fairly and adequately protect the interests of the Class.

36. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would (i) establish incompatible standards of conduct for Defendants, or (ii) as a practical matter, be dispositive of the interests of the other members not parties to the adjudications, or substantially impair or impede their ability to protect their interests.

37. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

BACKGROUND OF THE COMPANY

38. According to the Company’s Form 10-K for the year ended December 31, 2014, Blyth is a multi-channel company primarily focused on the direct-to-consumer market. The Company’s products include “an array of decorative and functional household products such as candles, accessories, seasonal decorations, household convenience items and personalized gifts, as well as health, wellness and beauty related products.” The Company’s products can be found primarily throughout the United States, Canada, Mexico, Europe, and Australia. The Company’s financials are based on two segments: (1) Candles & Home Décor and (2) Catalog & Internet.

39. The Company’s Candles & Home Décor segment designs, manufactures, markets and distributes a line of products including scented candles, candle-related accessories, and other fragranced products under the PartyLite® brand. The Company’s Catalog & Internet segment designs, manufactures, and markets a broad range of household convenience items, including: health, wellness and beauty products; holiday cards; personalized gifts; kitchen accessories; and premium photo albums and frames under the Silver Star Brands name.

40. On February 9, 2015, Blyth announced that its Silver Star Brands business unit had acquired certain of the assets of Native Remedies® LLC (“Native Remedies”). Launched in 2002, Native Remedies is a direct-to-consumer e-commerce marketer of natural herbal dietary supplements and homeopathic products. Regarding the acquisition, Defendant Goergen, Jr. stated:

The addition of Native Remedies will complement our existing direct-to-consumer portfolio while enhancing our market share within

eCommerce and allow us to strengthen our position in the growing Health, Wellness & Beauty segment. The company also fits with our strategy to seek attractively priced acquisitions that can leverage our 9xisting expertise and infrastructure.

41. In a March 16, 2015 press release, the Company announced its financial results for the fourth quarter and full year ended December 31, 2014. For the full year 2014, the Company reported net earnings of approximately $86.8 million, or $5.37 diluted net earnings per share, compared to net earnings of approximately $2.4 million, or $0.15 diluted net earnings per share, in the prior year. In the press release, Defendant Goergen, Jr. stated:

We are pleased with the results generated by Silver Star Brands, especially in the seasonally important fourth quarter. For the second year in a row, management has successfully grown operating profit for both the fourth quarter and full year through new channel programs, promotional efficiencies and cost control initiatives. Moreover, the early 2015 acquisition of the Native Remedies® brand of herbal dietary supplements and homeopathic products marketed entirely via eCommerce should provide continued growth in the direct-to-consumer Health, Wellness and Beauty segment.

42. In a May 5, 2015 press release, the Company announced its financial results for the first quarter ended March 31, 2015. While the Company reported a net loss for the quarter, the Company’s Catalog & Internet segment had an increase of 2% in net sales to $38 million, compared to net sales of $37.4 million in the prior year period. In the press release, Defendant Goergen, Jr. stated:

The first quarter increase in revenue is promising. The Native Remedies® brand of herbal dietary supplements and homeopathic products, acquired in early 2015, is integrating seamlessly into our existing business. In addition to growing our health, wellness and beauty segment, we are creating opportunities for our home decor business. Our Exposures® brand recently announced a partnership with celebrity event stylist David Tutera on a chic collection of home decor.

43. In an August 6, 2015 press release, the Company announced its financial results for the second quarter ended June 30, 2015. Again, the Catalog & Internet segment net sales increased, this time from 11% to $35 million, compared to net sales of $31.5 million in the prior year period. This was largely due to the acquisition of Native Remedies®. In the press release, Defendant Goergen, Jr. commented:

Our Catalog & Internet segment sales gained over the prior year period, driven largely by the acquisition of Native Remedies® earlier this year.

*        *        *

PartyLite introduced the 2015 holiday catalog to North American consultants at its annual conference in late July. In addition to a robust new offering of candles, flameless fragrance and seasonal decor, this year’s catalog includes Lisa Hoffman for PartyLite® Essence of Life™ fragrance jewelry. Introduced in June, the collection includes bracelets and necklaces with charms that can be filled with wooden fragrance beads. The catalog portfolio includes 16 new fragrances and 37 new decor items, as well as the definitive and unique Escential Jar by PartyLite™. The Escential Jar debuts with a new shape, new quality features and is available in over 30 fragrances. The response of our Leaders and Consultants to the catalog, on a worldwide basis, has been enthusiastic and we expect the catalog to perform well during the remainder of the year.

THE GOERGEN FAMILY CONTROLS BLYTH

44. Defendant Goergen founded Blyth in 1977 and has been the Chairman of the Board since its inception. Goergen also served in various management positions throughout the years, including CEO and President. In November 2013, his son, Defendant Goergen Jr., took over as President and CEO of Blyth.

45. The Goergen Family has an interest in over 43% of Blyth’s outstanding common stock. The substantial control by the Goergen Family is demonstrated below:

Name	Number of Shares	Percent of Overall Ownership (approximate)
Goergen	4,022,928	25%
Goergen Jr.	365,501	2.3%
Remainder of the Goergen Family	812,167	5%
The Goergen Foundation	182,092	1.1%
Ropart	1,552,750	9.6%

TOTAL	6,935,438	43.1%

46. As a result, the Goergens control the Board beyond the two seats occupied by Defendants Goergen and Goergen Jr. For example, Defendant Rose is Blyth’s current lead director, also designated as an independent director. However, Defendant Rose was an employee of Blyth, holding the title of vice president and Chief Financial Officer for 20 years, from 1978 to April 1998, as well as the title of Secretary from 1993 to 1996. While Defendant Rose was employed at the Company, he was always Defendant Goergen’s subordinate. As such, Defendant Rose is clearly beholden to Defendant Goergen and Defendant Rose’s role as lead director further demonstrates the control that the Goergens have over the Board.

47. Another example of the Goergen Family’s control over Blyth was demonstrated in 2008, when the Company began acquiring a controlling interest in ViSalus, Inc. (“ViSalus”). In 2008, Ropart, a private equity firm controlled by the Goergen Family, held a significant holding in ViSalus. As is typical with private equity firms, Ropart was looking to exit and realize its gain on the investment. As an exit strategy, ViSalus entered into a structured sale agreement with Blyth. Pursuant to this agreement, Blyth acquired an interest of 80.9% in ViSalus over a four year period. Upon completing the 80.9% acquisition, Blyth decided to exit the investment and entered into a recapitalization agreement with certain holders of ViSalus preferred stock. Pursuant to this arrangement, Blyth eliminated its controlling stake in ViSalus, reducing its interest from 80.9% to 10%, and increased the interest of holders of ViSalus preferred stock from 19.9% to 90%. As a result of this transaction, Defendant Goergen, Defendant Goergen Jr., and Todd A. Goergen (another son of Defendant Goergen, and brother of Defendant Goergen Jr.) each increased their individual holdings of ViSalus’s outstanding capital stock from 1.76% to 8.29%, from 0.07% to 0.34%, and from 0.56%, to 2.81%, respectively. Unfortunately, the ViSalus transaction did not fare as well for Blyth. Clearly, the Goergens exercised their control over Blyth to use the Company as a tool to affect their will, and benefit themselves personally at the expense of the Company’s public stockholders.

48. Similarly here, the Goergens are again exercising their control over Blyth by providing Defendant Goergen with the means to liquidate his interests in the Company, while simultaneously assuring that his son, Defendant Goergen Jr., remains in the surviving corporation, unaffected by Defendant Goergen’s exit. By way of the Proposed Transaction, Defendant Goergen is able to cash out his equity interest in Blyth, and Defendant Goergen Jr. will remain employed by the surviving corporation, continuing his role as an executive officer with lucrative compensation. Again, the Goergens have structured a transaction to benefit themselves at the expense of the Company’s public stockholders.

THE PROPOSED TRANSACTION

49. On August 31, 2015, Blyth and Carlyle issued a press release announcing that they had entered into the Merger Agreement. The press release stated as follows, in relevant part:

Greenwich, CT and New York, NY (August 31, 2015) – Global alternative asset manager The Carlyle Group (NASDAQ: CG) and Blyth, Inc. (NYSE: BTH), a direct-to-consumer manufacturer and seller of candles and home fragrance products, today announced they have entered into a definitive agreement under which The Carlyle Group will acquire all of Blyth’s outstanding shares of common stock in a transaction valuing Blyth at $98 million, equating to $6.00 per share, which represents a premium of approximately 105 percent over the closing price of Blyth common stock on Friday, August 28, 2015 and a premium of 65 percent over Blyth’s 30-day average share price as of such date. The transaction has been unanimously approved by Blyth’s board of directors and will be completed by means of a tender offer followed by a merger.

Under the terms of the definitive agreement, an affiliate of The Carlyle Group will commence a tender offer for all of Blyth’s outstanding shares of common stock at $6.00 per share in cash. The tender offer is conditioned on Blyth’s stockholders tendering at least a majority of Blyth’s outstanding shares in the tender offer, early termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions. The acquisition is expected to close in the fourth quarter of 2015. The financing for the transaction will come from Carlyle Equity Opportunity Fund, a $1.1 billion U.S. middle-market buyout fund. Robert B. Goergen, Blyth’s Chairman of the Board, and Robert B. Goergen, Jr., Blyth’s President and Chief Executive Officer, who beneficially own approximately 38% of Blyth’s outstanding shares of common stock, have committed to support the tender offer.

Carlyle Managing Director David Stonehill said, “Blyth is a pioneer in home fragrance with well established brands and extreme customer loyalty. We expect Carlyle’s deep experience in global consumer businesses will help drive Blyth’s product innovation and growth goals. We are particularly impressed with PartyLite’s network of 40,000 independent consultants who have remarkable passion for the company’s products. We are excited to support their efforts as we grow the company together.”

Blyth CEO Robert B. Goergen, Jr. said, “This is an important day in Blyth’s 40-year history. Carlyle understands what our team has accomplished and supports our vision for the future. Building on our strong consumer relationships, Carlyle, with its proven track record of growing companies, is the right partner to take PartyLite and Silver Star Brands to the next level of creativity and global growth.”

The Goergen family has controlled Blyth for nearly 40 years. The company, based in Greenwich, Connecticut, includes PartyLite and Silver Star Brands. PartyLite products, available in 23 countries, include candles, candle holders, flameless fragrance and wax warmers, as well as holiday and home décor. Silver Star Brands is a direct marketer of consumer gifts and household products.

The Sales Process Was Inadequate to Protect the Interests of Blyth’s Public Stockholders

50. On October 29, 2013, CVSL sent Blyth a letter dated October 25, 2013, proposing to acquire the Company for $16.75 per share in cash, or approximately $269.54 million. According to CVSL’s Chairman, a combination of the two companies “would be good for stockholders of both companies and good for the sales forces of both companies.” In CVSL’s view, the proposal represented “a unique opportunity to create significant value for Blyth’s stockholders and employees.”

51. Only three weeks later, on November 15, 2013, Blyth’s Board unanimously rejected CVSL’s $16.75 offer after conducting “a thorough review with management” and its advisors, including the law firm of Wachtell, Lipton, Rosen & Katz (“WLRK”) and its financial advisor, Jefferies LLC (“Jefferies”).

52. One year later, in December 2014, “representatives of the Company were contacted by an investment advisory firm, on behalf of an unnamed private equity firm” (“Firm A”) to determine the Company’s interest in a sale of Blyth to Firm A. Also in December 2014, a second investment advisory firm, Threadstone Partners, LLC (“Threadstone”), contacted representatives of the Company on behalf of another private equity firm (“Firm B”) to determine Blyth’s interest in a sale of the Company to Firm B. Around the same time, representatives of the Company and Firm B held two in-person meetings to seek further clarification of Firm B’s interest.

53. During February and March 2015, Blyth’s Board established a special committee (the “Special Committee”) to negotiate existing loan agreements with certain lenders of the Company, including Bank of America, N.A. and GFIE, LLC, the latter being an affiliate of Defendant Goergen. On March 9, 2015, the Special Committee directed the Company to execute the newly negotiated loan agreements. However, for some unknown reason, the Special Committee does not appear to have been involved in the negotiations with Firm B, or any interested bidder thereafter, including Carlyle.

54. On March 19, 2015, the Company executed a confidentiality agreement with Firm B and followed up with a series of telephonic discussions to discuss due diligence matters.

55. According to Blyth’s Schedule TO, filed on FORM SC TO-T with the SEC on September 15, 2015, Threadstone, the investment advisory firm that had advised Firm B regarding its interest in acquiring Blyth, contacted the Carlyle Group “to discuss a potential transaction involving Blyth, including Carlyle Group’s involvement from a financial perspective.”

56. Shortly thereafter, in May 2015, Firm B withdrew its interest in pursuing a transaction with Blyth after having expressed interest in acquiring the Company in an all-cash transaction.

57. On May 11, 2015, after Firm B terminated its interest in acquiring the Company, Threadstone quickly came back and informed representatives of the Company that another “unnamed private equity firm had expressed a potential interest in pursuing a strategic transaction involving Blyth.” Three days later, Threadstone revealed to representatives of Blyth that Carlyle was the unnamed private equity firm, and that Threadstone was acting on Carlyle’s behalf.

58. On May 18, 2015, Blyth and Carlyle Investment Management L.L.C., an affiliate of Carlyle, entered into a confidentiality agreement, whereby Carlyle was given access to Blyth’s “virtual data room containing business, financial and legal due diligence information.” Blyth subsequently updated this room with new information, including specific information requested by Carlyle.

59. On May 20, 2015, Carlyle submitted a preliminary indication of interest to Blyth, offering a range of $9.00 to $9.75 per share of common stock. Carlyle’s indication of interest included specific terms that the Company execute a 45-day exclusivity agreement with Carlyle and agree to reimburse up to $2.5 million of Carlyle’s costs and expenses in connection with the Proposed Transaction.

60. On May 29, 2015, more than ten days after Carlyle and Blyth entered into a confidentiality agreement, the Board finally held a meeting with WLRK and the Company’s management to discuss Carlyle’s indication of interest. Without the advice or presence of a financial advisor, and without attempting to reach out to other potential acquirers, the Board blindly directed its management “to move forward with discussions with [Carlyle].” On June 23, 2015, Blyth entered into a revised expense and reimbursement agreement with Carlyle.

61. On July 28, 2015, Carlyle’s legal advisor circulated a draft Merger Agreement to Blyth’s legal advisor, WLRK, along with “a support agreement to be executed by certain stockholders of Blyth whereby such stockholders would agree to tender their Shares in favor of the Offer and against any [other] offer.”

62. On August 3, 2015, Blyth’s management and Carlyle discussed its recent financial performance and forecasts from June 2015, again neglecting to include a financial advisor’s presence or opinion in the discussions.

63. On August 6, 2015, the Board had an additional meeting to discuss the Proposed Transaction. It was not until this date, approximately 8 months after Firms A and B expressed interest in Blyth, that the Board finally “authorized the Company’s management to engage Houlihan Lokey as the Company’s financial advisor in connection with the proposed transaction with Carlyle.”

64. On August 7, 2015, Carlyle sent a second indication of interest to Blyth with a significantly reduced offer to acquire Blyth for $7.00 per share of common stock. Carlyle noted that the lower offer price was due to Blyth’s revised financial forecasts from June 2015.

65. On August 10, 2015, the Board and representatives of the Company’s management held a meeting to discuss Carlyle’s latest indication of interest, again without the presence and advice of a financial advisor. Even though the revised offer price was substantially less than the original offer price, the Board authorized the representatives of the Company’s management “to move forward with discussions with representatives of Carlyle on the proposed transaction.”

66. On August 13, 2015, the Board conducted a regularly scheduled meeting, with the presence of the Company’s management and representatives of Houlihan. Houlihan discussed with the Board and management “the valuation analyses that they expected to conduct.” This strongly indicates that prior to this regularly scheduled Board meeting, such valuation analyses had not been presented to the Board.

67. On August 27, 2015, Carlyle and Goergen, Jr. discussed the “turbulence in the price of the Shares and discussed their concerns stemming from recent global market conditions.” After re-evaluating Carlyle’s August 7th proposal in order to “take into account recent turmoil in the financial markets and the decline in equity prices,” Carlyle provided Defendant Goergen, Jr. with a further reduced offer price of $6.00 per share of Blyth common stock.

68. At a Board meeting that same day, Defendant Goergen, Jr. updated the Board on the status of discussions with Carlyle. At the end of the meeting, the Board agreed not to negotiate a higher figure than Carlyle’s reduced offer of $6.00 per share of common stock, even though Houlihan was again not at the meeting and unable to opine on the value or fairness of this transaction. The Board expressly directed Defendant Goergen, Jr. “not to contact Carlyle to negotiate for a higher price” because Carlyle threatened to “terminate the process if the Company sought an increase in the proposed offering price.”

69. On August 30, 2015, Blyth and Carlyle executed the Merger Agreement and Defendants Goergen and Goergen, Jr. executed and delivered the Support Agreement.

The Merger Price is Unfair

70. The Merger Price is grossly inadequate and significantly undervalues Blyth. Indeed, the Merger Price is significantly less than what Blyth common stock was trading at as recent as July 2, 2015, when the stock closed at $6.05 per share. Prior to June 30, 2015, Blyth common stock was consistently trading substantially higher than $6.00 per share. Further, the $6.00 per share Merger Price is at a significant discount compared to Blyth’s 52-week high closing price of $10.27 per share on November 26, 2014. In fact, on November 26, 2014, Blyth common stock traded as high as $10.37 per share, before closing at $10.27 per share. The Merger Price is also below Blyth’s 52-week average of $7.46 per share. Also, the Merger Price is significantly below the price of $16.75 per share offered by CVSL on October 29, 2013.

71. Additionally, the Recommendation Statement disclosed a high discount rate range of 16% to 18% and a low terminal value perpetuity growth rate range of 1% to 2%. Based even on these figures, the valuation range of the Company was $6.45 to $7.33 per share, which is significantly above the Proposed Transaction price of $6.00 per share.

72. Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, as well as future growth in profits and earnings. As a result, the Individual Defendants have breached the fiduciary duties that they owe to the Company’s public stockholders by denying the stockholders adequate and fair value for their shares of Blyth common stock.

Conflicts of Interest

73. The Individual Defendants stand to benefit personally from the Proposed Transaction. In agreeing to a grossly inadequate Merger Price, they have placed their own interests above those of the Company’s stockholders.

74. For example, the Recommendation Statement discloses that “[c]ertain of the Company’s executive officers and directors may be deemed to have interests in the Merger that may be different form, or in addition to, those of the Company’s stockholders generally, which may create potential conflicts of interest.” The Recommendation Statement provides no further detail regarding these conflicting interests.

75. However, in a letter to Blyth employees dated August 31, 2015, Defendant Goergen, Jr. indicated that “Carlyle’s approach is to support the management teams of the companies in which it invests.” Accordingly, Defendant Goergen, Jr. expects that Blyth “management will run the firm day-to-day” after the Proposed Transaction is completed. The fact that Defendant Goergen, Jr. expects Blyth management to continue to run the firm on a daily basis clearly indicates that he and other members of Blyth management had future employment discussions with Carlyle while they were negotiating the terms of the Proposed Transaction. These future employment discussions between Blyth management and Carlyle put them in conflict with the interests of Blyth’s public stockholders, as Blyth’s management team had their own future interests to consider when they were negotiating the sale of the Company. As a result, the interests of Blyth’s public stockholders were relegated to the sidelines.

76. As part of these future employment discussions, there is no doubt that Defendant Goergen, Jr. discussed his future compensation as the CEO of the surviving corporation. Over the past three years, Defendant Goergen, Jr. has earned, on average, nearly $1.7 million per year, and will undoubtedly continue to reap similarly lucrative compensation as CEO of the surviving corporation.

77. Additionally, Section 3.7 of the Merger Agreement, provides the following, in relevant part:

3.7 Company Equity Awards

(a) Restricted Shares. At the Merger Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Surviving Corporation, or any holder of any Restricted Shares, each Restricted Share that is outstanding immediately prior to the Merger Effective Time (whether vested or unvested) shall be fully vested and become free of all vesting restrictions immediately prior to the Merger Effective Time, and, shall no longer be outstanding and shall be canceled, retired and shall automatically cease to exist and be converted into the right to receive (without duplication), in respect of each underlying share of Company Common Stock, an amount in cash from the Surviving Corporation (without interest and less any applicable Taxes required to be withheld with respect to such payment) equal to the Merger Consideration. As of the Merger Effective Time, each holder of a Restricted Share shall cease to have any rights with respect thereto, except pursuant to this Section 3.7(a). No interest shall be paid or accrued on any cash payable with respect to any Restricted Share. Prior to the Merger Effective Time, the Company shall take all actions necessary to effectuate this Section 3.7(a).

(b) Restricted Stock Units. At the Merger Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Surviving Corporation or any holder of Restricted Stock Units, each Restricted Stock Unit that is issued and outstanding immediately prior to the Merger Effective Time (whether vested or unvested) shall be fully vested and shall be cancelled, with the holder of each such Restricted Stock Unit becoming entitled to receive (without duplication) from the Surviving Corporation an amount in cash (without interest and less any applicable Taxes required to be withheld with respect to such payment) equal to the product of (i) the

Merger Consideration multiplied by (i) the number of shares of Company Common Stock subject to such Restricted Stock Unit held by such holder immediately prior to the Merger Effective Time. As of the Merger Effective Time, all Restricted Stock Units shall no longer be outstanding and shall automatically cease to exist, and each holder of a Restricted Stock Unit shall cease to have any rights with respect thereto, except pursuant to this Section 3.7(b). No interest shall be paid or accrued on any cash payable with respect to any Restricted Stock Units. Prior to the Merger Effective Time, the Company shall take all actions necessary to effectuate this Section 3.7(b).

(c) The Surviving Corporation shall pay the holders of Restricted Shares and Restricted Stock Units the cash payments described in this Section 3.7 through the Surviving Corporation’s payroll as promptly as practicable after the Merger Effective Time, but in any event not later than the fifth (5) Business Day after the Merger Effective Time; provided that notwithstanding in this Agreement, any payment in respect of a Restricted Stock Unit which immediately prior such cancellation was subject to Section 409A of the Code shall be made on the applicable settlement date for such Restricted Stock Unit if required to comply with Section 409A of the Code.

78. Based on these provisions, each of the Individual Defendants stands to immediately receive the following sums upon the consummation of the Proposed Transaction:

Holders of Common Stock	Amount
Robert B. Goergen, individually	$24,137,568
Robert B. Goergen, Jr., individually	$2,440,998
Other Shares Controlled by the Goergen Family	$15,034,062
Jane A. Dietze	$18,000
Andrew Graham	$27,000
Brett M. Johnson	$41,400
Ilan Kaufthal	$48,000
Howard E. Rose	$184,212
James Williams	$18,000

Total	$41,949,240

79. Accordingly, each member of the Board will receive an immediate and substantial cash payout upon completion of the Proposed Transaction in exchange for their unvested Blyth equity awards, which will accelerate once the Proposed Transaction is consummated. Defendants Dietze, Graham, Johnson, Kaufthal, Rose, and Williams will benefit from the accelerated vesting of unvested Blyth equity awards granted to them for their service as non-employee directors. However, the accelerating equity awards will be even more lucrative for Defendants Goergen and Goergen, Jr. In total, the Individual Defendants will receive an immediate cash payout of approximately $27 million upon completion of the Proposed Transaction.

80. Importantly, Defendants Goergen and Goergen, Jr., who beneficially own approximately 38% of Blyth’s outstanding shares of common stock, have committed to support the Tender Offer. Accordingly, such shares are already locked up in favor of the Proposed Transaction.

81. Notably, Houlihan is conflicted as well. Houlihan has provided significant banking and financial services to Carlyle over the prior two years. What is particularly troubling is that the Recommendation Statement fails to disclose the total amount of Houlihan’s fee income received from Carlyle. The existence of this conflict calls into question Houlihan’s analyses in connection with its fairness opinion as well as the entire process that led the Board to recommending the Proposed Transaction.

The Deal Protection Devices Are Overly Restrictive

82. To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Carlyle and are calculated to unreasonably dissuade potential suitors from making competing offers. By agreeing to all of the below deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

83. For example, the Individual Defendants agreed to a “No Solicitation” provision in the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals. Further, the Company must advise Parent within twenty-four hours of any proposals or inquiries received from other parties, including the material terms and conditions of the proposal and the identity of the party making the proposal. Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Parent a “matching right” with respect to any superior proposal made to the Company. The Merger Agreement also contains a “Termination Fee” provision of nearly $4 million, equaling approximately 4% of the total value of the Proposed Transaction. Blyth may also be required to reimburse Carlyle’s expenses up to $1.5 million.

DEFENDANTS ARE SOLICITING STOCKHOLDERS TO TENDER THEIR SHARES THROUGH A MATERIALLY DEFICIENT RECOMMENDATION STATEMENT

84. To compound matters, on September 15, 2015, the Company filed the Recommendation Statement with the SEC as part of Defendants’ effort to solicit stockholders to tender their shares. However, the Recommendation Statement omits material information necessary to allow Blyth’s public stockholders to make an informed decision as to whether to tender their shares or to seek appraisal if the Proposed Transaction is consummated. The omitted information described herein, if and when disclosed, would significantly alter the totality of information available for consideration by Blyth stockholders, and thus its exclusion from the Recommendation Statement precludes Blyth stockholders from making a fully informed decisions as to whether to tender their shares. By omitting such information, the Board is breaching its fiduciary duties owed to the public stockholders.

The Negotiation Process

85. The Recommendation Statement omits material information regarding the events and circumstances leading up to the Proposed Transaction. More specifically, the following is omitted:

a. Who at Blyth negotiated the Proposed Transaction with Threadstone and Carlyle;

b. Which of the Company’s executive officers and or directors have interests in the Merger that are “different from, or in addition to, those of the Company’s stockholders generally,” and what those interests are, as mentioned, but not disclosed, in the Recommendation Statement;

c. Why, after more than eight months into the sales process, does Defendant Goergen, Jr., who is significantly conflicted as described above, enter the negotiation process with authority to negotiate on behalf of the Company;

d. How Blyth vetted Houlihan and whether it considered reaching out to other financial advisors;

e. How much fee-income Houlihan earned from Carlyle for the services it provided to them, as well as any services within the past two years completed on behalf of Blyth, along with Houlihan’s corresponding fee-income; and

f. The basis used by Blyth’s Board and or management for valuing its assets held for sale, its interest in ViSalus, and its portion of consolidated entities not owned by Blyth.

The DCF Analysis

86. The Recommendation Statement’s disclosures regarding the DCF analysis omit the following:

a. Which of three sets of projections Houlihan used in its DCF analysis – March 2015, updated June 2015, or updated August 2015;

b. The forecast period for 2015 – was it a whole year or partial year;

c. The implied terminal pricing multiples corresponding to the assumed perpetuity growth rates; and

d. The identification, quantification, and source of the discount rate assumptions.

The Selected Public Company Trading Analysis

87. The Recommendation Statement’s disclosures regarding the selected public company trading analysis omit the following:

a. Houlihan’s objective selection criteria for identifying comparable companies;

b. Why only two of the comparable company’s Blyth used for compensation benchmarking in its 10-K were included within Houlihan’s selections;

c. The observed company-by-company pricing multiples and financial metrics examined by Houlihan, as well as any other multiples that were examined;

d. Why Houlihan selected a last twelve month earnings before interest, taxes, depreciation, and amortization (EBITDA) multiple range of 6.5x to 7.5x, below the median of 8.9x, and a 2015 estimated adjusted EBITDA multiple valuation range of 6.0x to 7.0x, below the median of 9.0x; and

e. Why the 2015 estimated adjusted EBITDA was not available for three of the comparable companies, including for Blyth.

The Precedent Transaction Analysis

88. The Recommendation Statement’s disclosures regarding the comparable company analysis omit the following:

a. Houlihan’s objective selection criteria for identifying comparable transactions;

b. The observed transaction-by-transaction enterprise values, pricing multiples, and financial metrics; and

c. Whether other multiples or premiums were examined.

Blyth’s Forecasts

89. The Recommendation Statement’s disclosures regarding Blyth’s forecasts omit the following:

a. Revenue;

b. Unlevered free cash flows;

c. Stock-based compensation; and

d. Reconciliation of generally accepted accounting principles (GAAP) net income figures with non-GAAP unlevered free cash flow and non-GAAP adjusted EBITDA.

COUNT I

For Breach of Fiduciary Duties

(Against the Goergens)

90. Plaintiffs repeat and re-allege the foregoing, as if fully set forth herein.

91. The Goergens were in possession of non-public information concerning the financial condition and prospects of Blyth, and especially the true value and expected increased future value of the Company and its assets, which they did not disclose to Blyth’s public stockholders. The Goergens were familiar with the Company’s future prospects, but did not disclose the Company’s true future potential in order to place an artificial cap on the Merger Price.

92. By virtue of the foregoing, the Goergens have participated, and/or reasonably expect to participate in unfair business practices and self-dealing toward Plaintiffs and other members of the Class and have engaged in and substantially aided and abetted each other in breach of the fiduciary duties owed by them to the Class.

93. The Proposed Transaction is wrongful, unfair, and harmful to Blyth’s public stockholders, and represents an effort by certain Defendants to aggrandize the financial position and interests of the Goergens, who will maintain an interest in Blyth, and/or otherwise retain their jobs, following the closing of the Proposed

Transaction, at the expense and to the detriment of Class members. The Proposed Transaction was an attempt to deny Plaintiffs and the other members of the Class their right to share proportionately in the true value of the Company, while usurping the same for the benefit of the Goergens.

94. The Goergens breached their fiduciary duties to the members of the Class by failing to disclose the material non-public information in their possession as to the value of Blyth, the full extent of the future earnings potential of Blyth, and Blyth’s expected increase in profitability.

95. The conduct of the Goergens constituted violations of their fiduciary duties owed to the Class. The Proposed Transaction was also coercive to the extent that the public stockholders of Blyth had no hope that another bidder might arise with a superior proposal because of the Goergens’ control over the Company. This control made it impossible for another bidder to acquire the Company without the express approval by the Goergens.

96. As a result of Defendants’ unlawful actions, Plaintiffs and the other members of the Class have been damaged in that they will not receive their fair portion of the value of Blyth and will be prevented from obtaining the real value of their equity ownership of the Company.

97. By reason of the foregoing, each member of the Class has suffered damages.

98. Plaintiffs and the other members of the Class have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duties Against the Individual Defendants)

99. Plaintiffs repeat and re-allege the foregoing allegations, as if fully set forth herein.

100. The Individual Defendants, as directors and fiduciaries, have an obligation to ensure that any transaction is fair to Blyth’s stockholders, and to ensure that the Company’s stockholders were provided with all material information required by them in order to determine whether or not to seek appraisal.

101. As alleged above, the Individual Defendants have violated their fiduciary duties owed to Plaintiffs and the other Class members by acquiescing to an unfair process dictated by conflicted insiders that failed to consider all available options and excluded potential bidders. This process resulted in the Board approving a transaction at an unfair price.

102. Moreover, the Individual Defendants, in failing to disclose the material non-public information in their possession, including the full extent of the future earnings potential of Blyth and its expected increase in profitability, have breached their fiduciary duties to the members of the Class.

103. In agreeing to the Merger, the Individual Defendants initiated a process to sell Blyth that imposes a heightened fiduciary responsibility on them and requires enhanced scrutiny by the Court. The Individual Defendants owe fundamental fiduciary obligations to the Company’s stockholders to take all necessary and appropriate steps to maximize the value of their shares in implementing such a transaction. In this regard, the Individual Defendants have the responsibility to implement fair and active bidding procedures or other mechanisms for reliably checking the market to assure that the highest possible price is achieved.

104. As alleged above, the Individual Defendants violated their fiduciary duties by failing to insulate the process from the Company’s insiders.

105. As alleged above, the Individual Defendants violated their fiduciary duties owed to Plaintiffs and the other Class members by failing to maximize stockholder value in that they neither performed an auction for the Company nor an adequate market check designed to obtain the best price for Blyth’s public stockholders. Any post-Merger Agreement market check could not cure the Individual Defendants’ failure to fulfill their fiduciary duties, particularly in light of the provisions in the Merger Agreement that discouraged other bidders from making a superior offer.

106. As a result, Class members will be denied their fair share of Blyth’s excellent growth prospects and future value due to the breach of the Individual Defendants’ fiduciary duties.

107. By reason of the foregoing, each member of the Class has suffered damages.

108. Plaintiffs and the other members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties Against Carlyle)

109. Plaintiffs repeat and re-allege the preceding allegations as if fully set forth herein.

110. Defendant Carlyle knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Carlyle obtained sensitive non-public information concerning Blyth and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

111. As a result of this conduct, Plaintiffs and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their Blyth shares.

112. Plaintiffs and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiffs as the Class representatives and Plaintiffs’ counsel as Class counsel;

B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event Defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding damages to Plaintiffs and the Class;

D. Directing Defendants to account to Plaintiffs and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding Plaintiffs the costs of this action, including reasonable allowance for Plaintiffs’ attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

Dated: September 29, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

WOLF POPPER LLP

Carl L. Stine

Fei-Lu Qian

Sean M. Zaroogian

845 Third Avenue, 12th Floor

New York, NY 10022

(212) 759-4600

ANN D. WHITE LAW OFFICES, PC

Ann D. White

101 Greenwood Ave, Fifth Floor

Jenkintown, PA 19046

(215) 690-3858

EFiled: Sep 29 2015 12:58PM EDT Transaction ID 57933957 Case No. 11553-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JASON HOLYSZKO, AND RUSSELL	)
WITTKOPP, On Behalf of Themselves	)
and All Others Similarly Situated,	)
Plaintiffs,	) )
v.	) ) Civil Action No.
BLYTH, INC., ROBERT B.	) )
GOERGEN, ROBERT B. GOERGEN	)
JR., JANE DIETZE, ANDREW	)
GRAHAM, BRETT M. JOHNSON,	)
ILAN KAUFTHAL, HOWARD E.	)
ROSE, JAMES WILLIAMS, THE	)
CARLYLE GROUP LP, CB SHINE	)
HOLDINGS, LLC, and CB SHINE	)
MERGER SUB, INC.,	) )
Defendants.	) )

VERIFICATION AND AFFIDAVIT OF RUSSELL WITTKOPP

STATE OF MICHIGAN	)
	)	ss.:
COUNTY OF SAGINAW		)

RUSSELL WITTKOPP, being duly sworn, deposes and says:

1. I am a plaintiff in the above-referenced action. Subject to the penalties of perjury, I verify that I have reviewed the Verified Class Action Complaint (the “Complaint”), to be filed in this action, and the facts stated in the Complaint as they concern my own acts and deeds are true to my personal knowledge. I believe the facts pled in the Complaint on information and belief or investigation of counsel are true.

2. I have not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or for serving as a representative party in this class action except for (i) such damages or other relief as the Court may award me as a member of the class, (ii) such fees, costs or other payments as the Court expressly approves to be paid to me or on my behalf, or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

RUSSELL WITTKOPP

Sworn to before me this
28 day of September, 2015

Notary Public

EFiled: Sep 29 2015 12:58PM EDT Transaction ID 57933957 Case No. 11553-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JASON HOLYSZKO, AND RUSSELL	)
WITTKOPP, On Behalf of Themselves	)
and All Others Similarly Situated,	)
Plaintiffs,	) )
v.	) ) Civil Action No.
BLYTH, INC., ROBERT B.	) )
GOERGEN, ROBERT B. GOERGEN	)
JR., JANE DIETZE, ANDREW	)
GRAHAM, BRETT M. JOHNSON,	)
ILAN KAUFTHAL, HOWARD E.	)
ROSE, JAMES WILLIAMS, THE	)
CARLYLE GROUP LP, CB SHINE	)
HOLDINGS, LLC, and CB SHINE	)
MERGER SUB, INC.,	)
Defendants.	) )

VERIFICATION AND AFFIDAVIT OF JASON HOLYSZKO

STATE OF MICHIGAN	)
	)	ss.:
COUNTY OF SAGINAW		)

JASON HOLYSZKO, being duly sworn, deposes and says:

1. I am a plaintiff in the above-referenced action. Subject to the penalties of perjury, I verify that I have reviewed the Verified Class Action Complaint (the “Complaint”), to be filed in this action, and the facts stated in the Complaint as they concern my own acts and deeds are true to my personal knowledge. I believe the facts pled in the Complaint on information and belief or investigation of counsel are true.

2. I have not received, been promised or offered and will not accept any form of compensation, directly or indirectly, for prosecuting or for serving as a representative party in this class action except for (i) such damages or other relief as the Court may award me as a member of the class, (ii) such fees, costs or other payments as the Court expressly approves to be paid to me or on my behalf, or (iii) reimbursement, paid by my attorneys, of actual and reasonable out-of-pocket expenditures incurred directly in connection with the prosecution of this action.

JASON HOLYSZKO

Sworn to before me this
28 day of September, 2015.

Notary Public

EFiled: Sep 29 2015 12:58PM EDT Transaction ID 57933957 Case No. 11553-

Seth D. Rigrodsky	Marc A. Rigrodsky
Admitted in DE, NY	Admitted in CT, DC

Brian D. Long	Gina M. Serra
Admitted in DE, PA	Admitted in DE, NJ, PA

Timothy J. MacFall	Jeremy J. Riley
Admitted in NY	Admitted in DE, FL

September 29, 2015

VIA LEXISNEXIS FILE & SERVEXPRESS

Register In Chancery

New Castle County Courthouse

500 North King Street

Wilmington, DE 19801

Re:	Holyszko v. Blyth, Inc., C.A. No. Unassigned

Dear Sir/Madam:

I write on behalf of plaintiffs in the above-captioned action to respectfully request that the Register in Chancery issue summonses for the parties listed below via special process server, DLS Discovery LLC, pursuant to Court of Chancery Rule 4(c).

Blyth, Inc.	Robert B. Goergen
c/o Corporate Creations Network, Inc.	c/o Blyth, Inc.
3411 Silverside Road	(Pursuant to 10 Del. C. § 3114)
#104 Rodney Building	c/o Corporate Creations Network, Inc.
Wilmington, DE 19810	3411 Silverside Road
#104 Rodney Building
Wilmington, DE 19810

Register in Chancery September 29, 2015 Page 2

Robert B. Goergen, Jr.	Jane Dietze
c/o Blyth, Inc.	c/o Blyth, Inc.
(Pursuant to 10 Del. C. § 3114)	(Pursuant to 10 Del. C. § 3114)
c/o Corporate Creations Network, Inc.	c/o Corporate Creations Network, Inc.
3411 Silverside Road	3411 Silverside Road
#104 Rodney Building	#104 Rodney Building
Wilmington, DE 19810	Wilmington, DE 19810

Andrew Graham	Brett M. Johnson
c/o Blyth, Inc.	c/o Blyth, Inc.
(Pursuant to 10 Del. C. § 3114)	(Pursuant to 10 Del. C. § 3114)
c/o Corporate Creations Network, Inc.	c/o Corporate Creations Network, Inc.
3411 Silverside Road	3411 Silverside Road
#104 Rodney Building	#104 Rodney Building
Wilmington, DE 19810	Wilmington, DE 19810

Ilan Kaufthal	Howard E. Rose
c/o Blyth, Inc.	c/o Blyth, Inc.
(Pursuant to 10 Del. C. § 3114)	(Pursuant to 10 Del. C. § 3114)
c/o Corporate Creations Network, Inc.	c/o Corporate Creations Network, Inc.
3411 Silverside Road	3411 Silverside Road
#104 Rodney Building	#104 Rodney Building
Wilmington, DE 19810	Wilmington, DE 19810

James Williams	The Carlyle Group L.P.
c/o Blyth, Inc.	c/o The Corporation Trust Company
(Pursuant to 10 Del. C. § 3114)	Corporation Trust Center
c/o Corporate Creations Network, Inc.	1209 Orange Street
3411 Silverside Road	Wilmington, DE 19801
#104 Rodney Building
Wilmington, DE 19810

CB Shine Holdings, LLC	CB Shine Merger Sub, Inc.
c/o The Corporation Trust Company	c/o The Corporation Trust Company
Corporation Trust Center	Corporation Trust Center
1209 Orange Street	1209 Orange Street
Wilmington, DE 19801	Wilmington, DE 19801

Register in Chancery September 29, 2015 Page 3

Thank you for your assistance. If you require any additional information, please do not hesitate to call.

Respectfully,

/s/ Brian D. Long

Brian D. Long (#4347)

BDL/ac

EFiled: Sep 29 2015 12:58PM EDT Transaction ID 57933957 Case No. 11553-

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A)

OF THE RULES OF THE COURT OF CHANCERY

The information contained herein is for the use by the Court for statistical and administrative purposes only. Nothing stated herein shall be deemed an admission by or binding upon any party.

1. Caption of Case: Jason Holyszko and Russell Wittkopp, On Behalf of Themselves and All Others Similarly Situated, Plaintiffs, v. Blyth, Inc., Robert B. Goergen, Robert B. Goergen, Jr., Jane Dietze, Andrew Graham, Brett M. Johnson, Ilan Kaufthal, Howard E. Rose, James Williams, The Carlyle Group LP, CB Shine Holdings, LLC, and CB Shine Merger Sub, Inc., Defendants.

2. Date Filed: September 29, 2015

3. Name and address of counsel for plaintiff(s): Seth D. Rigrodsky (#3147), Brian D. Long (#4347), Gina M. Serra (#5387), Jeremy J. Riley (#5791), Rigrodsky & Long, P.A., 2 Righter Parkway, Suite 120, Wilmington, DE 19803, (302) 295-5310

4. Short statement and nature of claim asserted: Stockholder class action for breach of fiduciary duties

5. Substantive field of law involved (check one):

Administrative law	Labor law	Trusts, Wills and Estates
Commercial law	Real Property	Consent trust petitions
Constitutional law	348 Deed Restriction	Partition
X Corporation law	Zoning	Rapid Arbitration (Rules 96,97)
Trade secrets/trade mark/or other intellectual property		Other

6. Related cases, including any Register of Wills matters (this requires copies of all documents in this matter to be filed with the Register of Wills): C.A. No. 11464-VCG; C.A. No. 11479-VCG; C.A. No. 11507-VCG; C.A. No. 11547-VCG

7. Basis of court’s jurisdiction (including the citation of any statute(s) conferring jurisdiction):

10 Del. C. §3114; 10 Del. C. §341; and 10 Del. C. §3104

8. If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought.

9. If the complaint seeks a TRO, summary proceedings, a Preliminary Injunction, or Expedited Proceedings, check here     . (If #9 is checked, a Motion to Expedite must accompany the transaction.)

10. If the complaint is one that in the opinion of counsel should not be assigned to a Master in the first instance, check here and attach a statement of good cause.    X

/s/ Brian D. Long (#4347)
Signature of Attorney of Record & Bar ID

STATEMENT OF GOOD CAUSE

This proceeding is brought under Rule 23 of the Rules of the Court of Chancery. It is the opinion of counsel for plaintiffs, Jason Holyszko and Russell Wittkopp, that this action should not be assigned to a Master in the first instance. This action may require the immediate attention of the Court and may require expedited proceedings and, therefore, should proceed directly before the Chancellor or a Vice Chancellor.

Dated: September 29, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff